Press Release
3000 N. Sam Houston Pkwy E., Houston, TX 77032 Phone 281.871.2699

Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

On November 5, 2015, Halliburton Company issued the following press release.

FOR IMMEDIATE RELEASE

HALLIBURTON TO ISSUE $7.5 BILLION OF SENIOR NOTES

HOUSTON – Nov. 5, 2015 – Halliburton (NYSE: HAL) announced today the pricing of an offering of $7.5 billion aggregate principal amount of senior notes. The notes are being issued in five tranches: $1.25 billion of 5-year notes bearing interest at a fixed rate of 2.70% per year and maturing on November 15, 2020; $1.25 billion of 7-year notes bearing interest at a fixed rate of 3.375% per year and maturing on November 15, 2022; $2 billion of 10-year notes bearing interest at a fixed rate of 3.80% per year and maturing on November 15, 2025; $1 billion of 20-year notes bearing interest at a fixed rate of 4.85% per year and maturing on November 15, 2035; and $2 billion of 30-year notes bearing interest at a fixed rate of 5.00% per year and maturing on November 15, 2045. The offering is expected to close on November 13, 2015.

Halliburton intends to use the net proceeds of the offering for general corporate purposes, including financing a portion of the cash consideration component of Halliburton’s pending acquisition of Baker Hughes Incorporated (“Baker Hughes”). In the event that the Baker Hughes acquisition is not consummated, Halliburton intends to use the net proceeds from the sale of the 2025 notes, the 2035 notes and the 2045 notes for general corporate purposes. The 2020 notes and the 2022 notes will be subject to a special mandatory redemption if the Baker Hughes acquisition is not consummated. Pending the application of the net proceeds to finance the Baker Hughes acquisition, Halliburton may temporarily invest the net proceeds in cash equivalents or short-term investments.

The notes are being offered pursuant to an effective shelf registration statement on Form S-3 previously filed with the Securities and Exchange Commission. Citigroup Global Markets Inc., Credit Suisse Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Mizuho Securities USA Inc. are acting as joint book-running managers in connection with the offering of the notes. The

Press Release
3000 N. Sam Houston Pkwy E., Houston, TX 77032 Phone 281.871.2699

notes are being offered only by means of a prospectus supplement and accompanying prospectus, copies of which may be obtained from:

Citigroup Global Markets Inc.

c/o Broadridge Financial Solutions

1155 Long Island Avenue

Edgewood, NY 11717

Tel: 1-800-831-9146,

E-mail: prospectus@citi.com

Credit Suisse Securities (USA) Inc.

Attn: Prospectus Dept

1 Madison Avenue

New York, NY, 10010

Merrill Lynch, Pierce, Fenner & Smith Incorporated

222 Broadway, 11th Floor, New York, NY 10038

Attn: Prospectus Department

Toll-free: 1-800-294-1322

E-mail: dg.prospectus_requests@baml.com

Mizuho Securities USA Inc.

320 Park Avenue, New York, NY 10022

Attention: Debt Capital Markets

Tel: 866 271 7403

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Halliburton

Founded in 1919, Halliburton is one of the world’s largest providers of products and services to the energy industry. With approximately 65,000 employees, representing 140 nationalities in over 80 countries, the company serves the upstream oil and gas industry throughout the lifecycle of the reservoir—from locating hydrocarbons and managing geological data, to drilling and formation evaluation, well construction and completion, and optimizing production through the life of the field.

NOTE: This press release contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the expected closing date and use of proceeds of the offering. These statements are subject to numerous risks and uncertainties, many of which are beyond

Press Release
3000 N. Sam Houston Pkwy E., Houston, TX 77032 Phone 281.871.2699

Halliburton’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. Halliburton’s Form 10-K for the year ended December 31, 2014, Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information: This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. In connection with the proposed business combination between Halliburton and Baker Hughes, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822.

Participants in the Solicitation: Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on October 23, 2015. Information about

Press Release
3000 N. Sam Houston Pkwy E., Houston, TX 77032 Phone 281.871.2699

the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on October 21, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

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CONTACTS

For Investors: Kelly Youngblood Investor Relations investors@halliburton.com 281-871-2688	For Media: Emily Mir Public Relations pr@halliburton.com 281-871-2601